Exhibit 4.2(b)

THIRD AMENDMENT TO CREDIT AGREEMENT AND TEMPORARY EXTENSION

THIS THIRD AMENDMENT TO CREDIT AGREEMENT AND TEMPORARY EXTENSION, dated as of May 10, 2010 (this "Agreement"), is entered into among VOLT INFORMATION SCIENCES, INC., a New York corporation (the "Borrower"), the Guarantors party hereto, the Lenders party hereto and BANK OF AMERICA, N.A., as Administrative Agent (the "Administrative Agent"), Swing Line Lender and L/C Issuer.

W I T N E S S E T H

WHEREAS, the Borrower, the Guarantors, the Lenders, the Swing Line Lender, the L/C Issuer and the Administrative Agent entered into that certain Credit Agreement, dated as of February 28, 2008 (as amended and modified from time to time, the "Credit Agreement");

WHEREAS, the Borrower previously has notified the Administrative Agent and the Lenders that (a) the Borrower has undertaken a review of whether certain revenues and associated costs under certain customer contracts, recognized during fiscal years 2002 through 2008 and the first two quarters of fiscal year 2009 by its Computer Systems segment, should be recognized in periods other than the periods in which they were recognized; and (b) the Borrower has identified certain errors during fiscal years 2002 through 2008 and the first two quarters of fiscal year 2009 in the application of accounting literature to revenue recognition for certain of these multi-year customer arrangements for telephone systems with multiple deliverables, some of which included customized software, by virtue of which it will be necessary to restate financial statements heretofore furnished to the Administrative Agent and the Lenders; and (c) the restatement process will include a review of all other accounting methodology and presentation that may require further adjustments beyond those initially identified (collectively, the "Restatement Considerations");

WHEREAS, the Borrower acknowledges that the Loan Parties will not be able to deliver the following within the time periods prescribed in the Credit Agreement:  (i) the financial statements required under Section 7.01(a) of the Credit Agreement, with respect to fiscal year 2009 (ended November 1, 2009), (ii) the accompanying certificate of their independent certified public accountants required under Section 7.02(a) of the Credit Agreement for such fiscal year and (iii) the accompanying Compliance Certificate required under Section 7.02(b) of the Credit Agreement for such fiscal year (collectively, the "2009 Financial Statement Deliverables");

WHEREAS, the parties hereto have agreed (a) to temporarily extend the deadline for the Loan Parties to deliver the 2009 Financial Statement Deliverables until the completion of the Restatement Considerations and the filing of the Borrower's applicable financial statements with the SEC, (b) to temporarily disregard the impact of the Restatement Considerations on (i) the computation of the financial covenants set forth in Section 8.11 of the Credit Agreement and (ii) the accuracy of the representations and warranties set forth in Sections 6.05(a) and 6.05(b) of the Credit Agreement and (c) to amend the Credit Agreement as set forth herein;

NOW, THEREFORE, IN CONSIDERATION of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.           Definitions.  Unless the context otherwise requires, capitalized terms used but not otherwise defined herein shall have the meanings assigned in the Credit Agreement.

2.           Reaffirmation of Existing Debt.  The Loan Parties acknowledge and confirm as of the date hereof (a) that the Borrower's obligation to repay the outstanding principal amount of the Loans and reimburse the L/C Issuer for any drawing on a Letter of Credit is unconditional and not subject to any offsets, defenses or counterclaims, (b) that the Administrative Agent and the Lenders have performed fully all of their respective obligations under the Credit Agreement and the other Loan Documents, and (c) by entering into this Agreement, the Lenders do not waive or release (except as specifically provided in this Agreement) any term or condition of the Credit Agreement or any of the other Loan Documents or any of their rights or remedies under such Loan Documents or applicable law or any of the obligations of any Loan Party thereunder.

3.           Temporary Extension.

(a)           The Lenders hereby agree to temporarily extend the deadline for delivery of the 2009 Financial Statement Deliverables until the Extension Date (defined below).  "Extension Date" means the earlier of (i) the date of completion of the audit for fiscal year 2009 and the filing of those audited financial statements (and all updated quarterly unaudited financial statements) with the SEC and (ii) the occurrence of any Event of Default (as defined the Security Agreement).  The period from the date hereof through the Extension Date shall be referred to as the "Extension Period".

(b)           During the Extension Period, (i) the Lenders hereby agree to temporarily disregard the impact, if any, of the Restatement Considerations on (A) the computation of the financial covenants set forth in Section 8.11 of the Credit Agreement and (B) the accuracy of the representations and warranties set forth in Sections 6.05(a) and 6.05(b) of the Credit Agreement and (ii) the Borrower shall continue to deliver company-prepared financial statements required pursuant to Section 7.01 of the Credit Agreement disregarding the impact of the Restatement Considerations, together with the accompanying Compliance Certificates (with the financial covenants calculated without giving effect to the Restatement Considerations).

(c)           The Loan Parties acknowledge that but for the execution and delivery of this Agreement by the Required Lenders, an Event of Default would exist, upon expiration of the temporary extension permitted under the Second Amendment (as defined below), as a result of the failure to timely deliver the 2009 Financial Statement Deliverables and that the Lenders would have no obligation to make additional Credit Extensions to the Borrower.

4.           Amendments to Credit Agreement.

(a)           The definitions of "Consolidated EBITDA" and "Loan Documents" in Section 1.01 of the Credit Agreement are hereby amended to read as follows:

"Consolidated EBITDA" means, for any period for the Borrower and its Subsidiaries on a consolidated basis, an amount equal to Consolidated Net Income for such period plus (i) the following to the extent deducted in calculating such Consolidated Net Income: (a) Consolidated Interest Charges for such period, (b) the provision for federal, state, local and foreign income taxes payable by the Borrower and its Subsidiaries for such period, (c) the amount of depreciation and amortization expense for such period, (d) extraordinary losses for such period, (e) losses on the sales of assets outside of the ordinary course of business for such period, (f) non-recurring restructuring and impairment charges and charges relating to the Restatement Considerations for such period (provided that the aggregate amount of all such charges that are incurred after April 30, 2009 and added back to Consolidated Net Income pursuant to this subclause (f) shall not exceed $50,000,000 during the term of this Agreement of which no more than $20,000,000 can consist of cash charges and/or accruals of or reserves for cash expenses in any future period)) and (g) expenses accrued for the fiscal quarter ended November 1, 2009 in connection with the California Arbitration Settlement, in an aggregate amount not to exceed $6,750,000, minus (ii) the following to the extent included in calculating such Consolidated Net Income:  (a) extraordinary gains for such period and (b) gains on the sales of assets outside of the ordinary course of business for such period, all as determined in accordance with GAAP.

"Loan Documents" means this (a) Agreement, (b) each Note, (c) each Issuer Document, (d) each Joinder Agreement, (e) the Security Agreement, (f) the Deposit Account Control Agreement, (g) the SPV Pledge Agreement and (h) the Fee Letter.

(b)           New definitions of "Cash Collateral Period", "Cash Collateral Termination Date", "Deposit Account Control Agreement", "Intercreditor Agreement", "Restatement Considerations", "Security Agreement" and "SPV Pledge Agreement" are hereby added to Section 1.01 of the Credit Agreement in the appropriate alphabetical order to read as follows:

"Cash Collateral Period" means the period commencing on May 11, 2010 and ending on the first Business Day following the Cash Collateral Termination Date.

"Cash Collateral Termination Date" means the later of (i) the date that the Borrower has delivered to the Administrative Agent and each Lender the financial statements required to be furnished pursuant to Section 7.01(a) (together with the accompanying deliverables required pursuant to Sections 7.02(a) and 7.02(b)) for the fiscal year ending on October  31, 2010  and (ii) the first date following the commencement of the Cash Collateral Period on which all of the following conditions are satisfied:  (a) the Borrower has delivered to the Administrative Agent and each Lender all financial statements required to be furnished pursuant to Section 7.01 on or prior to such date (together with the accompanying deliverables required pursuant to Sections 7.02(a) and 7.02(b)), including without limitation such financial statements and deliverables for the fiscal year ended on November 1, 2009 (all such financial statements to be prepared in a manner consistent with the fiscal year 2009 audited financial statements, subject to the absence of footnotes, but prepared after the application of all required Restatement Considerations); (b) the Borrower has filed all financial statements that are required to be filed with the SEC (without regard to the effect of any extensions for such filings), (c) the Loan Parties are in compliance with the financial covenants set forth in Section 8.11 for the then most recently-ended four fiscal quarter period (such calculations to be made based on the financial statements described in subclauses (a) and (b) above), (d) the Borrower shall have pledged 100% of the issued and outstanding Equity Interests of the SPV to the Administrative Agent, as collateral for the Secured Obligations (as such term is defined in the Security Agreement) and all obligations under any Swap Contract or Treasury Management Agreement between any Loan Party and any Lender or Affiliate of a Lender, pursuant to the SPV Pledge Agreement (which shall be in form and substance reasonably satisfactory to the Administrative Agent and the Lenders at the time of execution and delivery thereof and shall be subject to the Intercreditor Agreement which shall be in form and substance reasonably satisfactory to the Administrative Agent and the Lenders at the time of execution and delivery thereof) and shall have provided such other documentation (including legal opinions) in connection with the SPV Pledge Agreement as the Administrative Agent shall reasonably request and (e) no Default exists.

"Deposit Account Control Agreement" means that certain Deposit Account Control Agreement (Account – Without Activation), dated as of May 11, 2010, among the Borrower, Bank of America and the Administrative Agent.

"Intercreditor Agreement" means that certain Intercreditor Agreement, to be dated on or prior to the Cash Collateral Termination Date, among the Borrower, the administrator and/or other appropriate parties under the Approved Securitization, and the Administrative Agent.

"Restatement Considerations" has the meaning assigned to such term in that certain Third Amendment to Credit Agreement and Temporary Extension, dated as of May 11, 2010, among the Loan Parties, the Lenders and the Administrative Agent.

"Security Agreement" means that certain Security Agreement, dated as of May 11, 2010, between the Borrower and the Administrative Agent.

"SPV Pledge Agreement" means that certain Pledge Agreement, to be dated on or prior to the Cash Collateral Termination Date, between the Borrower and the Administrative Agent.

(c)           A new paragraph is hereby added at the end of Section 8.11 of the Credit Agreement to read as follows:

During the Cash Collateral Period, the Loan Parties shall not be required to comply with the financial covenants set forth in this Section 8.11.

(d)           The following sentence is added at the end of Section 11.06(b) of the Credit Agreement to read as follows:

If the Intercreditor Agreement has been executed and delivered by the parties thereto, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be deemed to be party to, and be bound by the terms of, the Intercreditor Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a "Lender Party" under the Intercreditor Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under the Intercreditor Agreement.

(e)           The following new Section 11.19 is hereby added to the Credit Agreement to read as follows:

11.19           Cash Collateral Period.

The Lenders hereby authorize and instruct, and the Administrative Agent hereby agrees, to:  (i) terminate the Security Agreement in accordance with the terms thereof; (ii) terminate the Deposit Account Control Agreement contemporaneously with the termination of the Security Agreement; and (iii) upon such termination of the Security Agreement, release all collateral pledged pursuant thereto.  In furtherance of the forgoing, the Administrative Agent will, at the expense of the Loan Parties, take such actions as are necessary, or as the applicable Loan Party may reasonably request, to effect such termination and release.  For avoidance of doubt, the Security Agreement may not be amended without the consent of the Lenders.

5.           Applicable Rates.  The Applicable Rates in effect during the Cash Collateral Period shall be determined based upon Pricing Tier III.  Upon the termination of the Cash Collateral Period, the Applicable Rates shall be determined in accordance with the definition thereof.

6.           Restrictions on Credit Extensions.  Until the date that is ninety-one (91) days after the date of this Agreement, the Borrower shall not be permitted to request or obtain additional Revolving Loans or Swing Line Loans nor request or obtain the issuance, or increase the stated amount, of any Letters of Credit.  For purposes of clarification, this Section 6 shall have no impact on obligations of Lenders to purchase or fund participations in Letters of Credit or Swing Line Loans (whether by the making of a Revolving Loan or otherwise); provided, however, the renewal of any expiring outstanding Letters of Credit shall be permitted.

7.           Extension Period Covenant Removed.  The "Extension Period Covenant" under Section 5 of the Temporary Extension and Second Amendment to Credit Agreement, dated as of February 8, 2010, among the Loan Parties, the Lenders party thereto and the Administrative Agent (the "Second Amendment"), is hereby deleted in its entirety.

8.           Conditions Precedent. This Agreement shall be effective upon satisfaction of the following conditions precedent: (a) receipt by the Administrative Agent of copies of this Agreement duly executed by the Loan Parties, the Required Lenders and the Administrative Agent; (b) receipt by the Administrative Agent of executed copies of the Security Agreement and the Deposit Account Control Agreement; (c) the Borrower shall have deposited cash into the deposit account subject to the Deposit Account Control Agreement in the amount required by the Security Agreement; (d) receipt by the Administrative Agent of satisfactory authorizing resolutions of the Loan Parties and opinions of counsel for the Loan Parties; (e) receipt by the Administrative Agent, for the account of each Lender, an amendment fee equal to 0.10% of such Lender's Revolving Commitment and (f) receipt by the Administrative Agent of all fees and expenses owed by the Loan Parties to the Administrative Agent.

9.           Lender Acknowledgement.

(a)           The Lenders hereby acknowledge and agree that the Administrative Agent is authorized to perform its functions and obligations under the Security Agreement, the Deposit Account Control Agreement, the SPV Pledge Agreement and the Intercreditor Agreement and confirm their appointment of the Administrative Agent as their agent thereunder.

(b)           Each Lender (on behalf of itself and any of its Affiliates holding obligations secured pursuant to the Security Agreement and/or the SPV Pledge Agreement) hereby acknowledges and agrees that upon the execution and delivery of the Intercreditor Agreement by the Administrative Agent then such Lender (and such Affiliates) shall be fully bound by the terms and provisions of the Intercreditor Agreement as though a party thereto; and that each party to the Intercreditor Agreement shall be a third party beneficiary of such acknowledgment and agreement.

10.           Effect.  Except as expressly modified and amended in this Agreement, all of the terms, provisions and conditions of the Credit Agreement are and shall remain in full force and effect, and the obligations of the Loan Parties hereunder and under the other Loan Documents are hereby ratified and confirmed and shall remain in full force and effect.  Any and all other documents heretofore, now or hereafter executed and delivered pursuant to the terms of the Credit Agreement are hereby amended so that any reference to the Credit Agreement shall mean a reference to the Credit Agreement as amended hereby.

11.            Representations and Warranties.  Each Loan Party represents and warrants to the Lenders that (i) the representations and warranties set forth in Article VI of the Credit Agreement are true and correct in all material respects on and as of the date of this Agreement, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date, (ii) no Default exists and (iii) as of the date hereof, no Loan Party has any counterclaims, offsets, credits or defenses to the Loan Documents and the performance of their respective obligations thereunder, or if a Loan Party has any such claims, counterclaims, offsets, credits or defenses to the Loan Documents or any transaction related to the Loan Documents, the same are hereby waived, relinquished and released in consideration of the Lenders' execution and delivery of this Agreement.

12.           Successors and Assigns.   This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

13.           Authorization; Enforceability.  Each Loan Party hereby represents and warrants as follows: (a) it has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance of this Agreement; (b) this Agreement has been duly executed and delivered by such Person.  This Agreement constitutes a legal, valid and binding obligation, enforceable against such Person in accordance with their terms, except as such enforceability may be limited by (i) applicable Debtor Relief Laws and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity); and (c) no consent, approval, authorization or order of, or filing, registration or qualification with, any court or Governmental Authority or third party is required in connection with the execution, delivery or performance by any Loan Party of this Agreement other than (i) those that have already been obtained and are in full force and effect and (ii) those the failure of which to be obtained or made would not reasonably be expected to have a Material Adverse Effect.

14.           Incorporation of Agreement.  Except as specifically modified herein, the terms of the Loan Documents shall remain in full force and effect.  The execution, delivery and effectiveness of this Agreement shall not operate as a waiver of any right, power or remedy of the Administrative Agent under the Loan Documents, or constitute a waiver or amendment of any provision of the Loan Documents, except as expressly set forth herein.  The breach of any provision or representation under this Agreement shall constitute an immediate Event of Default under the Credit Agreement, and this Agreement shall constitute a Loan Document from and after the date hereof.

15.           Headings.  The headings of the sections hereof are provided for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.

16.           Severability.  If any provision of any of this Agreement is determined to be illegal, invalid or unenforceable, such provision shall be fully severable and the remaining provisions shall remain in full force and effect and shall be construed without giving effect to the illegal, invalid or unenforceable provisions.

17.           Counterparts.  This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument.  Delivery of executed counterparts of this Agreement by telecopy or pdf shall be effective as an original.

18.           GOVERNING LAW.  THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BORROWER:	VOLT INFORMATION SCIENCES, INC., a New York corporation By: /s/ Jack Egan Name: Jack Egan Title: Senior Vice President & CFO

GUARANTORS:	DN VOLT OF GEORGIA, INC. (f/k/a DataNational of Georgia, Inc.), a Georgia corporation By: /s/ Ludwig M. Guarino Name: Ludwig M. Guarino Title: Senior Vice President & Treasurer

DN VOLT, INC. (f/k/a DataNational, Inc.), a Delaware corporation By: /s/ Ludwig M. Guarino Name: Ludwig M. Guarino Title: Senior Vice President & Treasurer

VOLT DIRECTORIES, S.A., LTD., a Delaware corporation By: /s/ Ludwig M. Guarino Name: Ludwig M. Guarino Title: Senior Vice President & Treasurer

VMC CONSULTING CORPORATION, a Delaware corporation By: /s/ Ludwig M. Guarino Name: Ludwig M. Guarino Title: Senior Vice President & Treasurer

VOLT TELECOMMUNICATIONS GROUP, INC., a Delaware corporation By: /s/ Ludwig M. Guarino Name: Ludwig M. Guarino Title: Senior Vice President & Treasurer

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VOLT ORANGECA REAL ESTATE CORP., a Delaware corporation By: /s/ Ludwig M. Guarino Name: Ludwig M. Guarino Title: Senior Vice President & Treasurer

NUCO I, LTD., a Nevada corporation By: /s/ Ludwig M. Guarino Name: Ludwig M. Guarino Title: Senior Vice President & Treasurer

VOLT ASIA ENTERPRISES, LTD., a Delaware corporation By: /s/ Ludwig M. Guarino Name: Ludwig M. Guarino Title: Senior Vice President & Treasurer

VOLT DELTA RESOURCE HOLDINGS, INC., a Nevada corporation By: /s/ Ludwig M. Guarino Name: Ludwig M. Guarino Title: Senior Vice President & Treasurer

VOLT DELTA RESOURCES, LLC, a Nevada limited liability company By: /s/ Ludwig M. Guarino Name: Ludwig M. Guarino Title: Senior Vice President & Treasurer

LSSI DATA CORP., a Delaware corporation By: /s/ Ludwig M. Guarino Name: Ludwig M. Guarino Title: Senior Vice President & Treasurer

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ADMINISTRATIVE AGENT:	BANK OF AMERICA, N.A., as Administrative Agent By: /s/Robert Salazar Name: Assistant Vice President Title:

LENDERS:	BANK OF AMERICA, N.A., as a Lender, L/C Issuer and Swing Line Lender By: /s/ Jana L. Baker Name: Jana L. Baker Title: Vice President

JPMORGAN CHASE BANK, N.A. By: /s/ Philip Mousin Name: Philip Mousin Title: Senior Vice President

WELLS FARGO BANK, NATIONAL ASSOCIATION By: /s/ Eric Frandson Name: Eric Frandson Title: Director

HSBC BANK USA, NATIONAL ASSOCIATION By: /s/ Randolph Cates Name: Randolph Cates Title: Senior Relationship Manager

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